Exhibit 2 (a)
[LESCO, Inc. Letterhead]
September 22, 2006
Turf Care Supply Corp.
C/o Jason Farber
50 Pearl Road, Suite 200
Brunswick, OH 44212
Re:	LONG-TERM SUPPLY AGREEMENT (the “Agreement”) dated as of October 1, 2005 by and between Turf Care Supply Corp., a Delaware corporation (“Supplier”), and LESCO, Inc., an Ohio corporation (“LESCO”)
Dear Jason,
     LESCO intends to enter into a credit facility on or about September 27, 2006 with National City Business Credit, Inc. (“NCBC”) and the other borrowers and lenders party thereto (the “Credit Facility”), that will benefit LESCO, and, therefore, Supplier. To induce NCBC to enter into the Credit Facility, LESCO has requested and Supplier has agreed, for the aforementioned and other good and valuable consideration, including, without limitation, the stand-by letter of credit described below, the receipt and sufficiency of which are hereby acknowledged, that, to the extent that it has the right to exercise any of rights or remedies against LESCO in connection with the Agreement, whether pursuant to the Agreement or at law or in equity (collectively, the “Remedies”), it will not exercise any such Remedies against LESCO from the date hereof until March 31, 2007 (the “Term”). Additionally, after the expiration of the Term, Supplier agrees that it shall not exercise any Remedies against LESCO until it provides LESCO and NCBC with 30 days prior written notice of its intention to exercise such Remedies. Notwithstanding the foregoing, or anything else contained in this letter agreement or in any other document to the contrary, in no event shall Supplier be entitled to exercise any Remedies in contravention of the terms of that certain Intercreditor Agreement dated on or about September 27, 2006 among Supplier, LESCO and NCBC.
     LESCO and Supplier also agree that if either party exercises its option to terminate the Agreement pursuant to Section 8(b) of the Agreement, such party will promptly provide NCBC with written notice of such event (the “Notice”).
     To induce Supplier to agree to not exercise any such Remedies and to provide the Notice, and as a pre-condition to the effectiveness of this letter agreement, LESCO has agreed to issue to Supplier, under its senior credit facility with NCBC, a stand-by letter of credit in the original face amount of Fifteen Million Dollars ($15,000,000), the costs of issuance of which, up to 125 basis points of the face amount, are to be paid, and recognized as interest expense, by Supplier with the remainder, if any, to be paid by LESCO. This $15,000,000 letter of credit shall replace for all purposes the L/C (as defined in the Agreement) required to be provided to Supplier by LESCO pursuant to the terms of the Agreement.
     This letter agreement may be executed by facsimile signature and any such signature shall be deemed to be of the same force and effect as an original signature. This letter agreement may be executed in multiple counterparts, all of which taken together shall constitute one and the same agreement; provided, however, that this letter agreement shall be of no force or effect until signed by all parties hereto. This letter agreement shall be governed by and construed in accordance with the internal laws (and not the laws of conflict) of the State of Ohio.
     Please acknowledge your agreement with the terms of this letter agreement by signing the Acknowledged and Agreed line below and returning a signed copy to me.
Very Truly Yours
LESCO, Inc.
By: /s/ Michael A. Weisbarth
Name: Michael A. Weisbarth
Title: V.P., Chief Financial Officer and Treasurer
Acknowledged and Agreed:
Turf Care Supply Corp.
By: /s/ William T. Milowicz
Name: William T. Milowicz
Title: President and Chief Exec. Officer